[LETTERHEAD OF KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP]

January 9, 2008

Via Edgar and Federal Express

Pamela A. Long Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-6010

Re:	China Architectural Engineering, Inc. Pre-effective Amendment No. 1 to Registration Statement on Form S-1 Filed November 29, 2007 File No. 333-146851

Ladies and Gentlemen:

On behalf of China Architectural Engineering, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Pre-Effective Amendment No. 2 on Form S-1/A (“Amendment No. 2”) to registration statement that was originally filed on Form S-1 on October 22, 2007 and amended by Amendment No. 1 on Form S-1/A on November 29, 2007 (“Amendment No. 1”). We are also forwarding to you via Federal Express three courtesy copies of this letter and Amendment No. 2.

Based upon the Staff’s review of the Amendment No. 1, the Commission issued a comment letter dated December 4, 2007. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Registration Statement’s Facing Page

1.
Comment: Refer to prior comment 1. Your fee table should indicate that you are registering the exercise of the warrants by purchasers of the warrants in this offering. We note the revised disclosure in the first paragraph’s last sentence on the prospectus’ outside front cover page. Please revise.

Response: We respectfully note your comment and have revised the footnotes to the table accordingly.

Exhibit 5.1

2.	Comment: We assume that the phrase “upon exercise of issuable” under (iv) is inadvertent. Please revise.

Response: We respectfully note your comment and have revised the opinion accordingly, which is attached to the registration statement as Exhibit 5.1.

3.
Comment: We note that counsel has assumed “the due execution and deliver of all documents where due execution and delivery are prerequisites to the effectiveness thereof.” It is inappropriate for counsel to include assumptions that are too broad, that assume away the issue, or that assume any of the material facts underlying the opinion or facts that are readily ascertainable. Please revise.

Response: We respectfully note your comment and have revised the opinion accordingly.

Pamela A. Long
January 9, 2008

4.	Comment: We note the statements:

•	“We are furnishing this opinion letter to you solely in connection with the Registration Statement.”

•	“You may not rely on this opinion letter in any other connection, and it may not be furnished or relied upon by any other person for any purpose, without our specific prior written consent.”

Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion or other limitations on who may rely on the opinion are unacceptable. Please revise.

Response: We respectfully note your comment and have revised the opinion accordingly.

5.	Comment: Counsel must consent also to being named in the registration statement. Please revise.

Response: We respectfully note your comment and have inserted a statement of consent.

Exhibit 5.2

6.
Comment: We note the assumptions made by counsel in subparagraphs (b), (c), (d), (h), (i), (1), (m), (n), and (o) under 2 and the reservation made by counsel in subparagraph (p) under 4. As noted above, it is inappropriate for counsel to include assumptions that are too broad, that assume away the issue, or that assume any of the material facts underlying the opinion or facts that are readily ascertainable. Please revise.

Response: We respectfully note your comment and have either omitted or revised the assumptions in accordance with your comment. In addition, please note that we have revised the Exhibit 5.1 U.S. legal opinion to cover a number of the assumptions that have been omitted from the Exhibit 5.2 U.K. legal opinion.

7.	Comment: We note the statements:

•	“This opinion is given to the addressee for the sole benefit of itself and in connection with the Transaction Documents.”

•
“This opinion is given solely to you in support of the filing of the Registration Statement and it may not he delivered to nor relied upon by any other person or for any other purpose nor is to be quoted or referred to in any document or filed with any person sane with our prior written consent.”

As noted above, disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion or other limitations on whom may rely on the opinion are unacceptable. Please revise.

Response: We respectfully note your comment and have revised the opinion accordingly.

8.	Comment: Counsel must consent also to being named in the registration statement. Please revise.

Response: We respectfully note your comment and have inserted a statement of consent.

Pamela A. Long
January 9, 2008

Please do not hesitate to contact Anh Q. Tran, Esq. at (310) 552-5083 or the undersigned at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti, Esq.

Thomas J. Poletti, Esq.

cc:	Luo Ken Yi, China Architectural Engineering, Inc. Edward M. Kelly, U.S. Securities and Exchange Commission